Exhibit 99.2

PRESS RELEASE

Sanofi Appoints Muzammil Mansuri to Executive Committee

and Executive Vice President, Strategy & Business

Development

Paris, France - February 5, 2016 - Sanofi announced the appointment of Muzammil “Muz” Mansuri as a new member of the Executive Committee, effective February 22, 2016. Mr. Mansuri joins Sanofi from Gilead Sciences and will take the position of Executive Vice President, Strategy & Business Development.

Mr. Mansuri will be responsible for all Group strategic planning, business development, strategic intelligence, alliance management and the Sanofi Genzyme Bio Ventures fund.

“Muz brings a wealth of experience as a senior executive within the global biopharmaceutical industry,”said Olivier Brandicourt, CEO, Sanofi. “Muz’s deep understanding of business development and strategy of global biopharmaceutical organizations will allow him to contribute significantly to the overall Group strategy and make him a valuable addition to Sanofi and the Executive Committee.”

A dual citizen of the U.S. and United Kingdom, Mr. Mansuri has more than 35 years of experience beginning in 1981 with Shell Research Limited where he began as a research scientist. After Shell, he spent several years with Bristol-Myers Company in various R&D roles with increasing responsibility. From 2007 to 2010, Mr. Mansuri was Chairman and CEO at CGI Pharmaceuticals. Mr. Mansuri’s most recently was Senior Vice President, Research & Development Strategy and Corporate Development at Gilead Sciences.

Mr. Mansuri holds a Bachelor of Science degree in Chemistry and a Ph.D in Organic Chemistry from the University College London. He held post-doctoral positions at the University of California, Los Angeles (UCLA) and Columbia University.

About Sanofi

Sanofi, a global healthcare leader, discovers, develops and distributes therapeutic solutions focused on patients’ needs. Sanofi has core strengths in diabetes solutions, human vaccines, innovative drugs, consumer healthcare, emerging markets, animal health and Genzyme. Sanofi is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

Sanofi Forward-Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans” and similar expressions. Although Sanofi’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis,

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including post marketing, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such product candidates, the absence of guarantee that the product candidates if approved will be commercially successful, the future approval and commercial success of therapeutic alternatives, the Group’s ability to benefit from external growth opportunities, trends in exchange rates and prevailing interest rates, the impact of cost containment initiatives and subsequent changes thereto, the average number of shares outstanding as well as those discussed or identified in the public filings with the SEC and the AMF made by Sanofi, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Sanofi’s annual report on Form 20-F for the year ended December 31, 2014. Other than as required by applicable law, Sanofi does not undertake any obligation to update or revise any forward-looking information or statements.

Contacts:

Media Relations Laurence Bollack Tel. : +33 (0)1 53 77 46 46 mr@sanofi.com	Investor Relations Sébastien Martel Tel.: +33 (0)1 53 77 45 45 ir@sanofi.com

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